UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Icagen, Inc.

(Name of Subject Company)

Icagen, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45104P500

(CUSIP Number of Class of Securities)

P. Kay Wagoner, Ph.D.

Chief Executive Officer and President

Icagen, Inc.

4222 Emperor Boulevard, Suite 350

Durham, North Carolina 27703

(919) 941-5206

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

Copies to:

David E. Redlick, Esq.

Hal J. Leibowitz, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements Items 4, 6 and 9 to the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) initially filed with the U.S. Securities and Exchange Commission on August 4, 2011, by Icagen, Inc., a Delaware corporation (“Icagen”). The Schedule 14D-9 relates to the cash tender offer by Eclipse Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), to purchase all of the issued and outstanding shares of Icagen common stock at a price per share of $6.00, net to the holder thereof in cash, without interest thereon, subject to any applicable withholding and transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated August 3, 2011, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 is hereby supplemented to add the following paragraph at the end of the section entitled “(a) Recommendation of Icagen’s Board”:

“On August 16, 2011, a letter affirming the Board’s recommendation was sent to stockholders and is filed herewith as Exhibit (a)(10).”

Item 6. Interest in Securities of the Subject Company.

Item 6 is hereby amended to add the transactions below to the table therein:

Identity of Person	Date of Transaction	Number of Shares	Price Per Share ($)	Nature of Transaction
P. Kay Wagoner	8/10/2011	8,026	5.96	Sale to satisfy tax withholding obligation upon scheduled, semi-annual vesting of restricted stock units granted on February 8, 2011

P. Kay Wagoner	8/10/2011	69	5.96	Sale to satisfy brokerage account fee

Richard D. Katz	8/10/2011	4,181	5.96	Sale to satisfy tax withholding obligation upon scheduled, semi-annual vesting of restricted stock units granted on February 8, 2011

Richard D. Katz	8/10/2011	36	5.96	Sale to satisfy brokerage account fee

Item 9. Exhibits.

Item 9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(10)	Letter to Icagen Stockholders regarding Tender Offer, mailed by Icagen, Inc. on August 16, 2011.**

(a)(11)	Press Release entitled “Icagen Reiterates its Recommendation that Stockholders Accept Pfizer’s Offer of $6 Per Share” issued by Icagen on August 16, 2011.**

**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ P. Kay Wagoner, Ph.D.
Name:	P. Kay Wagoner, Ph.D.
Title:	Chief Executive Officer and President

Date: August 16, 2011